August 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Jeff Kauten

Re:	DoubleDown Interactive Co., Ltd.

Staff Comment Letter, dated August 5, 2021, in connection with

Registration Statement on Form F-1, filed on July 20, 2021

File No. 333-258032

Ladies and Gentlemen:

This letter is submitted on behalf of DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on July 20, 2021, as set forth in your letter dated August 5, 2021 addressed to Mr. In Keuk Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission electronically via EDGAR, the Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, and certain other updates, including the financial results and financial statements of the Company for the six months ended June 30, 2021 and 2020.

As advised by the Staff in light of the COVID-19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of the Amendment No. 1 and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations. The Company advises the Staff that submission of requests for acceleration pursuant to Rules 460 and 461 will be made in due course.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to the Amendment No. 1.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

U.S. Securities and Exchange Commission

August 20, 2021

Registration Statement on Form F-1

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 10. Commitments and Contingencies, page F-39

1.

Regarding the Benson case (cited on page 97 and unnamed hereunder), we note that no amount has been recorded in connection with the lawsuit. However, on page 98, you stated that if we were to settle the Benson lawsuit at this time ... such settlement would likely be for a significant monetary amount and our operating results and financial condition could be materially adversely affected. In this regard, you indicated that similar class actions have finalized settlements in amounts ranging up to $155 million (page 97). You further disclosed on page 98 that your insurer will not cover such expenses or any losses that could arise for any settlement amount or damages award in this particular case. In view of a court order for the parties to settle, material legal settlements in precedent cases, absent any insurance coverage nor indemnification from your codefendant, please tell us why you did not accrue a loss in your financial statements. It appears that a loss is probable and reasonably estimable based on your statement on page 98 that prior to the resolution of the Benson case, we may be required, or otherwise deem it advisable, to record a material financial reserve in respect of a potential adverse outcome. Refer to ASC 450-20-25-2 through 25-5.

Response to Comment No. 1:

The Company thanks the Staff for its comment and respectfully advises the Staff that, as required, it performs an analysis under the provisions of ASC 450-20 on a quarterly basis.

In performing such quarterly assessment as to whether it is probable that a liability will be incurred in connection with the Benson matter, management considered, among other things: (a) the merit of the claims in the litigation, including jurisdictional challenges, (b) procedural developments since the date of the last financial statements, including the status and nature of discovery, new motions, rulings on the merits, whether a class has been certified, and the nature and extent thereof, if any, (c) relevant precedent, including settled and pending similar cases together with distinguishing features thereof compared to Benson, (d) opinions and views of legal counsel and other advisors, (e) updates to the Company’s litigation approach and strategy, (f) the extent to which any settlement discussions have occurred and the substance of any such discussions, (g) the likelihood of a settlement as an outcome, (h) available defenses and counterclaims, (i) the status of discussions with co-defendants on strategy and indemnification, and (j) the possibility of an unfavorable outcome and the impact on the Company’s business.

In connection with management’s assessment of developments in the case to date and the preparation of the unaudited consolidated financial statements for the period ended June 30, 2021, management has deemed it appropriate, consistent with the applicable accounting principles and in light of all the current facts and circumstances as of the date of the financial statements, to recognize a liability for this loss contingency. This liability represents management’s estimate of the low end of the range of reasonably possible loss. However, the Company may experience a loss in excess of the liability recorded, which could be material. Management’s estimate of reasonably possible range of loss is $3.5 million to $201.5 million; however, the ultimate outcome cannot be known at this time due to the significant incomplete, uncertain, and unknown variables inherent with this stage of the pending litigation. In measuring such liability, management evaluated the factors set out above, together with other assumptions, all of which involve a series of complex judgments about potential future events with multiple outcomes. The Company has recorded a charge to income under General & Administrative Expenses in the Company’s unaudited consolidated financial statements for the quarter ended June 30, 2021, which are included in Amendment No. 1 beginning on page F-27. The Company also refers the Staff to the disclosure below for Note 10 to such financial statements and changes to disclosure in the forepart of Amendment No. 1.

The Company has included the following disclosure in Note 10: Commitments and contingencies—Legal contingencies:

“The case is subject to significant uncertainties. In determining the likelihood of a loss and/or the measurement of any loss or range of loss, we evaluated (1) the facts and circumstances known to us, including information regarding the likelihood of a settlement and the outcome of discussions relating to indemnification by co-defendants, (2) the current state of the proceedings, including outstanding motions for certification of a class, or denial thereof, and other relevant events and developments, (3) the advice and analyses of counsel and other advisors, and (4) the assumptions and judgment of management, all of which involve a series of complex judgments about potential future events with multiple outcomes. In accordance with ASC 450-20, the Company has recorded a charge to income for this loss contingency during the period ended June 30, 2021, which is included in General and Administrative Expenses, reflecting the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. The Company will continue to evaluate the appropriateness of the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto.”

U.S. Securities and Exchange Commission

August 20, 2021

In addition, the Company has revised its disclosure on pages 17-18 under “Risk Factors” and on pages 97-98 under “Business—Legal Proceedings” as follows to minimize potential confusion:

“In connection with the Benson case, IGT tendered us its defense of the lawsuit and sought indemnity from us and certain of our affiliates for any damages from the lawsuit, based on various agreements associated with IGT’s sale of DDI-US to us. We had previously tendered IGT our defense and sought indemnity from it. The parties have entered into a standstill or tolling agreement, which expires on or before September 1, 2021. There can be no guarantee, however, that we will be able to secure indemnification for any damages from the lawsuit.

We have incurred and expect to continue to incur significant expense defending the Benson lawsuit, and we may incur in the future significant expense with respect to any other lawsuits to which we may become a party. In general, subject to certain terms and conditions, insurance coverage for our litigation expenses and losses arising out of legal proceedings is assessed by our insurers on a case by case basis and there can be no guarantee that coverage will be available in any particular case. However, in connection with the Benson lawsuit, our insurer will not cover such expenses or any losses that could arise for any settlement amount or damages award.

The resolution of the Benson lawsuit, whether through the court or through settlement, could have a material adverse effect on our operating results and financial condition. As set out in Note 10 to the unaudited consolidated financial statements for the period ended June 30, 2021, the Company has recorded a charge to income for this litigation, which is included in general and administrative expenses. However, the Company may experience a loss in excess of the amount recorded, which could be material; the ultimate outcome cannot be known at this time due to the significant incomplete, uncertain, and unknown variables inherent with this stage of the pending litigation. The amount recorded represents management’s estimate, in accordance with applicable accounting standards, of the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. Management will continue to evaluate the reasonably possible range of loss and the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto. As noted above, our operating results and financial condition could be materially adversely impacted by the resolution of the Benson case. We continue to dispute any allegation of wrongdoing and we intend to continue our vigorous defense in this matter. There can be no guarantee that we will be able to recover all or any part of any damages award or, if applicable, settlement amount, or obtain a contribution with respect thereto, from any other defendant. Additionally, there can be no guarantee as to what, if any, additional modifications any judgments or settlements might impose on one or more of our games.”

Supplementally, for the sake of clarity, the Company also wishes to respond to the statement in Comment 1, where the Staff states, in relevant part, “In view of a court order for the parties to settle, material legal settlements in precedent cases, absent any insurance coverage nor indemnification from your co-defendants...”

•

First, the Company advises that there is no “court order for the parties to settle.” There is a court order to hold a settlement conference by September 7, 2021, which is a standard procedure in the progress of a litigation matter in advance of trial. At this time, no trial date has been set. The Company considers the probability of a settlement arising out of a settlement conference to be remote, as the Company is defending the case vigorously and has no intention at this stage of the proceedings to settle.

•

Second, with respect to the “material legal settlements,” each of the three precedents has had a different result based upon the facts and circumstances of their particular situations, with settlements in the amount of $6.5 million, $38.0 million, and $155.0 million. Two of the cases were limited to a Washington class and one was a national class. The size of the class is a key factor in considering the potential impact of an adverse outcome at trial or to settlement negotiations. The facts and circumstances of our case could result in materially different outcomes. In addition, there are other pending cases with some similarities to Benson in which there has been no settlement or trial on the merits, the outcome of which could also influence the Company’s assessment. Further, discovery in the Benson case is continuing. Thus, while we are following developments in these cases closely, and disclose them to provide investors for additional context, our intent is not to suggest that the facts are similar to the extent that the settlements that have occurred necessarily directly affect our evaluation.

•

Third, as noted above, the availability of any indemnification has not yet been determined with co-defendants and the issue remains open. Although an indemnification agreement would not be considered for purposes of the amount of charge taken against income in accordance with ASC 450-20, the availability thereof can contribute to the Company’s overall defense strategy and could influence the timing and magnitude of any settlement discussions that may occur in the future.

U.S. Securities and Exchange Commission

August 20, 2021

2.

We understand that Hanover Insurance Co. had filed a declaratory judgment action alleging that its insurance policy does not cover the claims made by NEXRF Corp. in its patent infringement suit. On page 98, you stated that due to the early nature of this case, it is not possible to assess whether this case may be material to your business. Notwithstanding, in light of the reasonable possibility that a loss may have been incurred, please disclose the amount of the settlement demand made by NEXRF Corp. Refer to ASC 450-20-50-3 through 50-4.

Response to Comment No. 2:

The Company respectfully advises the Staff that the amount of settlement demand made by NEXRF Corp. was $7.5 million. The Company has accordingly disclosed such amount of settlement demand on pages 18 and 97 and in Note 10: Commitment and Contingencies of the notes to its unaudited consolidated financial statements for the six months ended June 30, 2021 and 2020 on page F-42 in response to the Staff’s comment.

General, page F-41

3.	Please include a footnote on subsequent events disclosing your evaluation of the effects of all subsequent events through the date the financial statements were issued. Refer to ASC 855-10-25-1.

Response to Comment No. 3:

The Company has added Note 13: Subsequent Events to its unaudited condensed consolidated statements for the six months ended June 30, 2021 and 2020 on page F-43 in response to the Staff’s comment.

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 4:

The Company respectfully advises the Staff that it submitted copies of the written communications present to potential investors, electronically via secure file transfer on August 6, 2021 in response to the Staff’s request.

We thank the Staff for its review and consideration of the Company’s foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones, Esq.
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

In Keuk Kim, Chief Executive Officer, DoubleDown Interactive Co., Ltd.

Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Eun Sang Hwang, Esq., Greenberg Traurig, LLP